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mschmidberger@sidley.com (212) 839-5458	FOUNDED 1866

April 8, 2008

Karen J. Garnett (Mail Stop 4561)
Assistant Director
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re:	Aspect Global Diversified Fund LP Pre-Effective Amendment No. 1 to Registration Statement on Form S-1 Filed February 14, 2008 SEC File No.: 333-148049

Dear Ms. Garnett:

Reference is made to your comment No. 13 of your comment letter dated January 11, 2008 addressed to Mr. Kenneth E. Steben of Steben & Company, Inc. regarding the captioned registration statement (the “Registration Statement”) for Aspect Global Diversified Fund LP.

We confirm your understanding that the reference and limitation to Delaware General Corporation Law set forth in the Form of Legal Opinion filed as an Exhibit 5.1 to the Registration Statement includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

If you have any further questions or comments, please do not hesitate to call me at (212) 839-5458.

Very truly yours,

/s/ Michael J. Schmidtberger

Enclosure

cc:           Kenneth E. Steben
Barry Gainsburg, Esq.

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